

CNB CORPORATION
BOARD OF DIRECTORS

Harold G. Cushman, Jr., *Chairman*

James W. Barnette, Jr.	William O. Marsh
William R. Benson	George F. Sasser
Harold G. Cushman, III	Lynn G. Stevens
W. Jennings Duncan	John C. Thompson
Edward T. Kelaher	

CONWAY NATIONAL BANK OFFICERS

W. Jennings Duncan	President
L. Ford Sanders, II	Executive Vice President
William R. Benson	Senior Vice President
Marion E. Freeman, Jr.	Senior Vice President
Phillip H. Thomas	Senior Vice President
M. Terry Hyman	Senior Vice President
Raymond Meeks	Vice President
A. Mitchell Godwin	Vice President
Jackie C. Stevens	Vice President
Betty M. Graham	Vice President
F. Timothy Howell	Vice President
E. Wayne Suggs	Vice President
Janice C. Simmons	Vice President
Patricia C. Catoe	Vice President
W. Michael Altman	Vice President
Boyd W. Gainey, Jr.	Vice President
William Carl Purvis	Vice President
Bryan T. Huggins	Vice President
Virginia B. Hucks	Vice President
W. Page Ambrose	Vice President
L. Ray Wells	Vice President
L. Kay Benton	Vice President
Richard A. Cox	Vice President
Gail S. Sansbury	Vice President
Roger L. Sweatt	Vice President
Tammy L. Scarberry	Vice President
Timothy L. Phillips	Assistant Vice President
Helen A. Johnson	Assistant Vice President
Elaine H. Hughes	Assistant Vice President
Gwynn D. Branton	Assistant Vice President
D. Scott Hucks	Assistant Vice President
Jeffrey P. Singleton	Assistant Vice President
C. Joseph Cunningham	Assistant Vice President
Rebecca G. Singleton	Assistant Vice President
Doris B. Gasque	Assistant Vice President
John H. Sawyer, Jr	Assistant Vice President
John M. Proctor	Assistant Vice President
Sherry S. Sawyer	Banking Officer
Josephine C. Fogle	Banking Officer
Debra B. Johnston	Banking Officer
Freeman R. Holmes, Jr.	Banking Officer
Jennie L. Hyman	Banking Officer
Marsha S. Jordan	Banking Officer
Sylvia G. Dorman	Banking Officer
Marcie T. Shannon	Banking Officer
Caroline P. Juretic	Banking Officer
Sheila A. Johnston	Banking Officer
Nicole W. Bearden	Banking Officer
Janet F. Carter	Banking Officer
Dawn L. DePencier	Banking Officer
Steven D. Martin	Banking Officer
Carol M. Butler	Banking Officer
W. Eugene Gore, Jr.	Banking Officer
James P. Jordan, III	Banking Officer
Bonita H. Smalls	Banking Officer

TO OUR SHAREHOLDERS AND FRIENDS:

The U.S. national economic recovery continued through the third quarter of 2010. The Bureau of Economic Analysis, a division of the U.S. Department of Commerce, has indicated in its Advance Estimate that real gross domestic product (GDP) increased at an annual rate of 2.0% for the third quarter of 2010, up from an annual rate of 1.6% for the second quarter. The increase in the growth rate of real GDP in the third quarter primarily reflects increases in personal consumption expenditures, private inventory investment, nonresidential fixed investment, federal government spending, and exports. These gains were partially offset by a decline in residential fixed investment. Locally, the real estate sector posted gains in the first and second quarters of 2010 with the total number of real estate transactions increasing approximately 34.7% and 34.8%, respectively, in comparison to the first and second quarters of 2009. For the third quarter of 2010, total real estate transactions fell .6% in comparison to the third quarter of 2009. Despite overall improvement in these sectors, the banking industry has continued to experience significant difficulties with 127 bank failures occurring in the first nine months of 2010, as compared to 95 in the first nine months of 2009, and 14 in the first nine months of 2008. During the first nine months of 2010, Conway National maintained a solid financial position. However, operating results remained below historical performance.

The net loss for the first nine months of 2010 totaled ($431,000), down 110.6% from the net income of $4,071,000 earned for the first nine months of 2009. Although the Company incurred a minor loss for the first nine months of 2010, the Bank performed well in comparison to the combined operating results of all South Carolina banks, which posted a combined return on average assets of (.10)%. On a per share basis, earnings declined 110.7% from $2.44 for the first nine months of 2009 to ($.26) for the first nine months of 2010 representing a return on average assets of (.06)% and a return on average equity of (.65)% as compared to .60% and 6.41%, respectively, for the first nine months of 2009.

Total assets grew to $942.3 million at September 30, 2010, an increase of 3.3% over September 30, 2009, and capital stood at $86.4 million at September 30, 2010 compared to $88.9 million at September 30, 2009. Total deposits were $741.1 million at September 30, 2010, an increase of 8.0% from $686.3 million for the previous year. The Bank experienced a decrease in repurchase agreements, which decreased 5.9% from $110.1 million at September 30, 2009 to $103.6 million at September 30, 2010. Loans totaled $548.0 million at September 30, 2010, a decrease of 6.6% from September 30, 2009; and investment securities were $297.6 million, an increase of 26.8% from the prior year.

The net loss for the first nine months of 2010 of ($431,000) is significantly lower than historical returns experienced by the Bank. Bank earnings are primarily the result of the Bank's net interest income, which decreased 4.4% to $22,853,000 for the first nine months of 2010 from $23,902,000 for the first nine months of 2009. Other factors which affect earnings include the provision for possible loan losses, noninterest expense, and noninterest income. The provision for possible loan losses increased significantly, 82.5% from $6,547,000 for the first nine months of 2009 to $11,948,000 for the first nine months of 2010. The allowance for loan losses, as a percentage of net loans, was increased to 2.32% at September 30, 2010 as compared to 1.55% at September 30, 2009. Noninterest expense decreased 1.1% from $17,703,000 for the first nine months of 2009 to $17,518,000 for the first nine months of 2010; and noninterest income decreased 11.3% from $6,278,000 to $5,568,000 for the same periods, respectively. Noninterest expense decreased primarily due to decreased salaries and employee benefits expense, which decreased 3.9% for the nine-month period ended September 30, 2010 as compared to September 30, 2009. Noninterest income decreased primarily due to decreased gains on sales of investment securities and decreased other operating income.

With the national and local economies expected to remain subdued throughout 2010 and well into 2011, we anticipate that profitability will remain below historical levels while, at the same time, expect that the Bank will continue to grow, further strengthen, and generally prosper. As profitability is expected to remain well below historical levels, at this time we do not anticipate the payment of a cash dividend for 2010. The Bank's credit concerns have been relatively minor in terms of the magnitude of non-performing assets in the industry and local markets. However, we will continue to address credit concerns through 2010 and into 2011. Loan losses have leveled, but will remain historically high throughout 2010.

The national and local economies have begun to show some strengthening and the current recovery appears sustainable, yet the rate of recovery remains slow. However, we are confident that your bank will continue steadfast and strong throughout these difficult periods. At the same time, the Bank has been positioned and prepared to meet future demands and opportunities.

Conway National continues to maintain a substantial financial position and profitability which compare favorably to local markets. Conway National remains dedicated to its conservative and prudent banking practices; and, as always, we are very appreciative of your continued support. We look forward to the future and continuing to build your bank steeped in our traditions of exceptional customer service, trust, and dedication to all of the communities we serve.

W. Jennings Duncan, President
CNB Corporation and The Conway National Bank

CNB CORPORATION
and
THE CONWAY NATIONAL BANK

CNB The Conway National Bank
CORPORATION

FINANCIAL REPORT

SEPTEMBER 30, 2010

www.conwaynationalbank.com

CNB CORPORATION AND SUBSIDIARY
Conway, South Carolina

CONSOLIDATED BALANCE SHEET
(Unaudited)

ASSETS:	Sept. 30, 2010	Sept 30, 2009
Cash and due from banks	$ 23,593,000	$ 14,700,000
Due from Federal Reserve Bank, balance in excess of requirement	28,051,000	34,079,000
Total cash and due from banks	$ 51,644,000	$ 48,779,000
Investment securities:		
Obligations of United States government sponsored enterprises	266,865,000	196,062,000
Obligations of states and political subdivisions	26,753,000	34,876,000
Other securities	3,940,000	3,815,000
Total investment securities	297,558,000	234,753,000
Federal funds sold	14,000,000	14,000,000
Loans	548,041,000	586,947,000
Less allowance for loan losses	(12,431,000)	(8,967,000)
Net loans	535,610,000	577,980,000
Bank premises and equipment	22,443,000	23,596,000
Other assets	21,087,000	13,227,000
Total assets	$ 942,342,000	$ 912,335,000
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Liabilities:		
Deposits:		
Noninterest-bearing	$ 105,555,000	$ 107,026,000
Interest-bearing	635,565,000	579,308,000
Total deposits	741,120,000	686,334,000
Securities sold under agreement to repurchase	103,623,000	110,151,000
Other short-term borrowings	5,741,000	20,743,000
Other liabilities	5,501,000	6,192,000
Total Liabilities	855,985,000	823,420,000
Stockholders' Equity:		
Common stock, par value $5.00 per share; authorized 3,000,000; issued 1,666,449 in 2010 and 1,679,124 in 2009	8,332,000	8,396,000
Capital in excess of par value of stock	50,613,000	51,563,000
Retained earnings	26,190,000	27,721,000
Accumulated other comprehensive income	1,222,000	1,235,000
Total stockholders' equity	$ 86,357,000	$ 88,915,000
Total liabilities and stockholders' equity	$ 942,342,000	$ 912,335,000

CONSOLIDATED STATEMENT OF INCOME
(Unaudited)

	Nine Months Ended	
INTEREST INCOME:	Sept. 30, 2010	Sept. 30, 2009
Interest and fees on loans	$ 26,080,000	$ 28,017,000
Interest on investment securities:		
Taxable investment securities	3,267,000	4,201,000
Nontaxable investment securities	925,000	897,000
Other securities	53,000	56,000
Interest on federal funds sold and Federal Reserve Bank balances in excess of required balance	128,000	67,000
Total interest income	30,453,000	33,238,000
INTEREST EXPENSE:		
Interest on deposits	6,805,000	8,202,000
Interest on securities sold under agreement to repurchase	654,000	869,000
Interest on other short-term borrowings	141,000	265,000
Total interest expense	7,600,000	9,336,000
Net interest income	22,853,000	23,902,000
Provision for loan losses	11,948,000	6,547,000
Net interest income after provision for loan losses	10,905,000	17,355,000
Noninterest income:		
Service charges on deposit accounts	2,698,000	2,604,000
Gains on sales of securities	1,066,000	1,352,000
Other operating income	1,804,000	2,322,000
Total noninterest income	5,568,000	6,278,000
Noninterest expense:		
Salaries and employee benefits	10,149,000	10,565,000
Occupancy expense	2,475,000	2,426,000
FDIC deposit insurance assessments	876,000	870,000
Other operating expenses	4,018,000	3,842,000
Total noninterest expense	17,518,000	17,703,000
Income/(loss) before income taxes	(1,045,000)	5,930,000
Income tax provision/(benefit)	(614,000)	1,859,000
Net Income/(loss)	$ (431,000)	$ 4,071,000
Per share:		
Net income per weighted average shares outstanding	$ (.26)	$ 2.44
Cash dividend paid per share	$ 0	$ 0
Book value per actual number of shares outstanding	$ 51.82	$ 52.95
Weighted average number of shares outstanding	1,673,716	1,670,782
Actual number of shares outstanding	1,666,449	1,679,124

Member Federal Reserve System • Member FDIC